EXHIBIT 4(b) 4

ON-LINE CONTENT PARTNERSHIP AGREEMENT

This on-line content partnership agreement ("Agreement") is made as of the 12 day of July, 2004 ("Effective Date")

BETWEEN

NAI INTERACTIVE LIMITED, a company incorporated in British Columbia, with principal offices at Suite 510, 1199 West Pender Street, Vancouver BC, V6E 2R1, Canada.

NAI Interactive is a wholly owned subsidiary of ChineseWorldNet.com Inc.
 (ChineseWorldNet.com Inc. hereafter referred as the "CWN")

AND

TANRICH FINANCIAL MANAGEMENT LIMITED, a company incorporated in Hong Kong, with principal offices at 16/F Central Plaza, 18 Harbour Road, Wanchai, Hong Kong
(Hereafter referred as "TANRICH")

WHEREAS

1.	CWN provides Chinese financial information services via the URL http://www.chineseworldnet.com ("CWN Site").

2.

TANRICH is a diversified financial group, offering a wide range of financial services ranging from Japanese commodities futures, U.S. futures, HSI futures, interest rate futures, securities, unit trusts, insurance-related products, loan, and share margin financing to corporate finance. TANRICH operates its website at URL http://tanrich.com ("TANRICH Site").

3.

CWN desires to access TANRICH's Chinese-language content including daily, weekly, monthly, and company research reports on stocks and futures and news articles ("TANRICH Content") to distribute to its users ("CWN Users")

4.	TANRICH desires to access CWN's Chinese-language news and commentaries regarding the North American market ("CWN Content") to distribute to its users ("TANRICH Users").

BOTH parties, in consideration of premises and conditions herein, agrees as follows:

1.

License for TANRICH Content. Subject to the terms and conditions of this Agreement, TANRICH hereby grants to CWN a non-exclusive, non-transferable, royalty-free license to use the TANRICH Content, including all information contained therein, during the Term, as follows:

A.	CWN may store and make available to users worldwide the full text of all, or any, daily, monthly, company research report or news articles contained in the TANRICH Content received from TANRICH.

B.	CWN will not permit CWN Users to redistribute any portion of the TANRICH Content without the prior written approval of TANRICH.

C.	CWN will offer TANRICH Content to CWN Users free of charge.

2.

License for CWN Content. Subject to the terms and conditions of this Agreement, CWN hereby grants to TANRICH a non-exclusive, non-transferable, royalty-free license to use the CWN Content, including all information contained therein, during the Term, as follows:

A.	TANRICH may store and make available to users worldwide the full text of all, or any, news articles contained in the CWN Content received from CWN.

B.	TANRICH will not permit TANRICH Users to redistribute any portion of the CWN Content without the prior written approval of CWN.

C.	TANRICH will offer CWN Content to TANRICH Users free of charge.
3.	License for TANRICH Trademark. TANRICH hereby grants a royalty-free, non-exclusive, world-wide license to CWN for the use of TANRICH's trademark and logo as authorized under this Agreement.

CWN shall place the TANRICH Logo and hyperlink on its site in a location acceptable to TANRICH. In no event shall the TANRICH Logo be displayed in any manner that, in TANRICH's sole discretion, tarnishes the high quality image of TANRICH and its services. In the event that TANRICH notifies CWN in writing, CWN shall immediately remove the TANRICH Logo from any locations on which it appears.

4.	License for CWN Trademark. CWN hereby grants a royalty-free, non-exclusive, world-wide license to TANRICH for the use of CWN's trademark and logo as authorized under this Agreement.

TANRICH shall place the CWN Logo and hyperlink on its site in a location acceptable to CWN. In no event shall the CWN Logo be displayed in any manner that, in CWN's sole discretion, tarnishes the high quality image of CWN and its services. In the event that CWN notifies TANRICH in writing, TANRICH shall immediately remove the CWN Logo from any locations on which it appears.

5.

Exchange of Data. TANRICH and CWN will exchange content by means as mutually determined. Each party will be responsible for any computer programming or other preparation necessary to accept content provided by other party for their respective sites.

6.

Terms of Use. All materials provided by one party and used by the other party shall bear a notice of ownership of such information. Either party may reference the other as partner in its promotional literature.

7.	Assignment. Neither party may assign its rights or delegate its obligations under this Agreement without the prior written consent of the other party.

8.

Term. The term of this Agreement shall be for a period of 6 months from the Effective Date, and will be renewed automatically for one year. Each party CWN shall have the right to terminate this Agreement at any time upon thirty days prior written notice to the other party upon any default by the other party or other material breach of this Agreement by the other party.

9.

Notices. All notices required by this Agreement shall be sent in writing to the following:

For TANRICH:
Tanrich Financial Management Limited
16/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong
Fax: (852) 2238-9199
Attn: K.H. Kwok, Deputy Chairman
For CWN:

ChineseWorldNet.com Inc.
Suite 510, 1199 West Pender Street, Vancouver BC, V6E 2R1, Canada
Fax: 604-488-0868

Attn: Karen Kwok, VP Business Development
10.

Force Majeure. Parties shall not be liable for any failure to perform any obligation hereunder, or from any delay in the performance thereof, due to causes beyond its control, including industrial disputes of whatever nature, acts of God, public enemies or of government, failure of telecommunications, system malfunctions, fire or other casualty.

11.	Governing Law. This Agreement shall be construed and enforced in accordance with the laws of British Columbia.
12.

Language. This Agreement has been executed in English, and the English language version shall control notwithstanding any translations of this Agreement. All proceedings related to this Agreement shall be conducted in the English language.

13.	Severability. If any part of this Agreement shall be held unenforceable, the remainder of this Agreement will nevertheless remain in full force and effect.
14.

Entire Agreement. This Agreement is a complete expression of the intent of the parties and may not be modified in any way except in writing of later date signed by the parties. This Agreement may be signed in counterparts.

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first above written.

	Tanrich Financial Management Ltd.		NAI Interactive Limited
(ChineseWorldNet.com Inc.)
By:	/s/ K. H. Kwok	By:	/s/ Karen Kwok
Name:	K.H. Kwok	Name:	Karen Kwok
Title:	Deputy Chairman	Title:	VP, Business Development
Date:	15 July 2004	Date:	12 July 2004